Exhibit 99.1

Cogo Posts Record Annual Revenue for 2011

•         2011 revenue of $564.7 million grew 43.9% versus 2010; 4Q11 revenue grew 49.3% to $169.5 million

•         In 4Q11, the Company records $37.6 million non-cash goodwill impairment charge and Diluted Non-GAAP EPS of $0.13

•         SME demand likely to be negatively impacted by tightened credit policies for the rest of 2012

SHENZHEN, China, March 15, 2012—Cogo Group, Inc. (“Cogo”, or the “Company”) (NASDAQ: COGO), a leading gateway for global semiconductor companies to access the industrial and technology markets in China, today reported record quarterly revenue of $169.5 million, up 49.3% year-over-year from $113.5 million reported a year earlier.

Net loss attributable to Cogo Group, Inc. for the fourth quarter of 2011 was $35.8 million, down from net income of $4.6 million reported in the same period last year, while Non-GAAP net income attributable to Cogo Group, Inc. was $4.7 million, down 48.9% from the same period in 2010. Diluted earnings/(loss) per share (“EPS”) attributable to Cogo Group, Inc. on a U.S. GAAP basis was $(0.99) and, on a Non-GAAP basis was $0.13, down 45.8% from the fourth quarter of 2010.

For the full year 2011, the Company reported revenue of $564.7 million, a 43.9% increase from $392.4 million in 2010. Net loss attributable to Cogo Group, Inc. for 2011 was $24.9 million, compared to $17.0 million of net income attributable to Cogo Group, Inc. in 2010. Diluted EPS attributable to Cogo Group, Inc. on a U.S. GAAP basis was $(0.67) for the year, down from $0.45 in 2010.

Jeffrey Kang, CEO and Chairman of Cogo, remarked, “Cogo generated record revenue in both the fourth quarter of 2011 and the full year 2011, and we remained solidly profitable on a Non-GAAP basis in these uncertain economic times. However, we expect that the tightened credit policy in China will continue to negatively affect our Small and Medium Enterprise (“SME”) business lines for the rest of 2012. While there are media reports of an impending loosening of credit policies for SMEs in China, we would not expect these changes to materially affect our business until 2013.”

Mr. Kang continued, “Overall demand in the fourth quarter stayed relatively robust across our end-markets but the strength came largely from our blue-chip customers. As we have indicated before, any relative mix shift of our business to Blue-chip customers will negatively affect our gross margins and cash flow. We expect working capital demands to remain high and we will likely continue to see pressure on gross margins as we maintain our market share and wait for our SME business lines to show improvement. Our operating cash outflow in the fourth quarter of 2011 was $23.7 million.”

“Due to the continued reduced visibility in our business, we will not provide any specific guidance for the first quarter of 2012” Mr. Kang said.

Key Financial Indicators

(all numbers in US dollar thousands, except share data)

	Q4 2011(1) (unaudited)		Q4 2010(1) (unaudited)	Percentage Change
Net Revenue	$169,505		$113,537	49.3%
Cost of Sales	$154,162		$97,431	58.2%
Gross Profit	$15,343		$16,106	(4.7%)
Operating Expenses	$50,422		$11,322	345.3%
Net Income (Loss) attributable to Cogo Group, Inc.	$(35,789	)(2)	$4,600	(878.0%)
Diluted EPS attributable to Cogo Group, Inc.	$(0.99)		$0.12	(936.2%)
Diluted Non-GAAP EPS attributable to Cogo Group, Inc.	$0.13	(2)	$0.24	(45.8%)

(1)	The US dollar (“USD”) amounts are calculated based on the conversion rate of $1 to Chinese Yuan (“RMB”) 6.2939 as of December 31, 2011 and $1 to RMB6.6000 as of December 31, 2010.
(2)	Included in the Q4 2011 net loss attributable to Cogo Group, Inc. was an amount of $1.7 million of share-based compensation expenses recognized in accordance with Accounting Standards Codification (“ASC”) 718, Compensation-Stock Compensation, $0.9 million of amortization of intangible assets and related deferred taxation, $0.2 million of redomestication costs, and $37.6 million of impairment loss of goodwill. 2011 Non-GAAP net income attributable to Cogo Group, Inc. was $4.7 million.

Financial Results

Revenue for the fourth quarter was $169.5 million, an increase of 49.3% from $113.5 million reported for the same period in 2010. The revenue breakdown includes: $60.5 million, or 35.7% of total sales for digital media, representing a 5.2% decrease year-over-year; $75.0 million, or 44.3% of total sales for telecommunications equipment, representing a 170.0% increase year-over-year; $34.0 million, or 20.0% of total sales for industrial business, representing a 67.7% increase year-over-year. The Company did not report any service revenue for the quarter. Management believes the industrial business end-market is among the fastest growing markets in China, and the Company is currently targeting opportunities in the electrical grid, smart meter, automotive, railway, clean technology and medical sectors.

Cost of sales, which includes the aggregate purchase of components from suppliers and the direct cost of services, was $154.2 million compared to $97.4 million in the fourth quarter of 2010, representing a year-over-year increase of 58.2%. Gross profit for the fourth quarter was $15.3 million, down 4.7% compared to $16.1 million during the fourth quarter of last year. Gross margin for the fourth quarter was 9.1% compared to 14.2% reported for the fourth quarter of 2010.

Operating expenses, including selling, general and administrative, and research and development (R&D) expenses, totaled $50.4 million, up 345.3%, compared to $11.3 million reported for the fourth quarter of last year. As a result of the continued significant decline in the price of the Company’s shares of common stock at the end of December 2011, the Company’s aggregate market value was significantly lower than the aggregate carrying value of the net assets. The Company determined that the carrying amounts of goodwill exceeded their respective implied fair values of nil as of December 31, 2011 and recorded a goodwill impairment charge of $37.6 million.

Net loss attributable to Cogo Group, Inc. for the fourth quarter of 2011 was $35.8 million or diluted EPS attributable to Cogo Group, Inc. of $(0.99) on a U.S. GAAP basis, compared to net income attributable to Cogo Group, Inc. of $4.6 million, or Diluted EPS attributable to Cogo Group, Inc. of $0.12 in the fourth quarter of 2010. Non-GAAP net income attributable to Cogo Group, Inc. was $4.7 million, or $0.13 Non-GAAP diluted EPS attributable to Cogo Group, Inc. for the fourth quarter of 2011. The weighted average number of shares used in the calculation of diluted EPS was 36.0 million compared to 38.7 million in the fourth quarter of 2010.

For the full year 2011, the Company reported revenue of $564.7 million, up 43.9% from the year ended 2010. Cost of sales was $501.6 million, an increase of 48.9% from the $336.8 million reported last year. Gross profit was $63.1 million, an increase of 13.7% from $55.6 million in 2010. Gross margin was 11.2% of sales, compared to 14.2% last year.

Operating expenses, including selling, general and administrative expenses, research and development expenses as well as provision for doubtful accounts, and impairment loss of goodwill and intangible assets totaled $84.2 million, as compared to $37.4 million in 2010. Loss from operations was $21.0 million, a decrease of 216.1% from $18.1 million reported in the prior year.

Income attributable to noncontrolling interest was $1.2 million during the year, compared to $0.1 million for 2010. Net loss attributable to Cogo Group, Inc. for 2011 was $24.9 million or $0.67 per fully diluted share, compared to net income attributable to Cogo Group, Inc. of $17.0 million or $0.45 per fully diluted share for the same period last year.

Balance Sheet

The Company continues to be in a strong financial position with a current ratio of 2.3 to 1 and a net cash position, after deducting bank borrowings, of $135.7 million. The Company had operating cash outflow of $23.7 million in the year ended December 31, 2011 and utilized approximately $22.3 million for acquisitions in the year.

Inventories increased from $38.0 million on December 31, 2010 to $52.0 million as of December 31, 2011 as the Company continued to target new revenue growth opportunities. Inventory turnover days were 31 days in the fourth quarter of 2011 compared to 46 days in the prior quarter. Accounts receivable increased from $103.3 million on December 31, 2010 to $149.6 million as of December 31, 2011 as a result of increased sales volume, while Days Sales Outstanding decreased from 99 days in the prior quarter to 80 days in the current quarter. Accounts payable increased from $9.6 million as of December 31, 2010 to $19.3 million as of December 31, 2011 and Days Payable Outstanding decreased from 17 days in the prior quarter to 11 days in the current quarter sequentially. Cogo’s cash conversion cycle decreased from 128 days in the third quarter of 2011 to 100 days in the fourth quarter of 2011.

Total cash, including pledged bank deposits, increased to $159.5 million reported at the end of the fourth quarter of 2011 from $156.3 million as of December 31, 2010. Bank borrowings increased from $76.7 million as of December 31, 2010 to $135.7 million as of December 31, 2011. The additional bank borrowings is necessary as a result of the increased sales to certain significant customers with good repayment history and for which a longer credit period is granted in the year ended December 31, 2011.

Cogo Group, Inc. equity was $241.5 million as of December 31, 2011, a decrease of 5.8% from $256.4 million as of December 31, 2010. During the trading days of November 14, 2011 to December 22, 2011 in the fourth quarter of 2011, the Company repurchased 0.6 million shares of its common stock at an average price of $1.8 and a total cost of $1.0 million pursuant to a stock repurchase plan. Cogo continues to view share buybacks as a strategic use of cash but it is limited by the Company’s cash level.

Currency Exchange Rates Impacts on Annual Results

The annual revenue for the full year 2011 was $564.7 million. Total revenue cumulated by adding the results of the four quarters together would have been $554.9 million*. Cumulated Non-GAAP EPS based on the addition of the results of the four quarters would have been $0.71. Because RMB has appreciated against USD during 2011, the full year revenue was $9.7 million higher than the cumulated revenue.

* The USD amounts are calculated based on the conversion rates of $1 to RMB6.5483 as of March 31, 2011 for the first quarter, $1 to RMB6.4635 as of June 30, 2011 for the second quarter, $1 to RMB6.3780 as of September 30, 2011 for the third quarter and $1 to RMB6.2939 as of December 31, 2011 for the fourth quarter and the consolidated 2011 full year.

Cogo 2011 Annual Earnings Results Conference Call

Date/ Time:

March 15, 2012 (Thursday) @ 4:30 PM (ET)

Conference Call:

US/ Canada Toll-Free: 1-877-941-1427

International: +1-480-629-9664

Webcast/ Audio Recording:

http://viavid.net/dce.aspx?sid=00009496

Replay (from 3/15/2012 at 7:30 pm to 3/27/2012 at 11:59 pm ET):

US/ Canada Toll-Free: 1-877-870-5176 (Passcode: 4521868)

International: +1-858-384-5517 (Passcode: 4521868)

About Cogo Group, Inc.:

Cogo Group, Inc. (Nasdaq: COGO) is one of the leading gateways for global semiconductor companies to access the rapidly growing Industrial and Technology sectors in China. Through its unique business-to-business services platform, Cogo designs customized embedded solutions using technology from suppliers including Intel, Broadcom, Xilinx, SanDisk, Freescale, Atmel and others for a customer base of over 1,800 Chinese OEMs/ODMs. Cogo’s customer list includes approximately 100 blue-chip companies, including ZTE, BYD and NARI, as well as over 1,700 Small and Medium Enterprises (SMEs). The Company serves a broad list of rapidly growing end-markets in China, including 3G Smart phones, Tablets, Automotives, High-Speed Railway, Smart Meter/Smart Grid, Healthcare and High Definition Television (“HDTV”).

For further information:
Investor Relations

www.cogo.com.cn/investorinfo.html
communications@cogo.com.cn
H.K.: +852 2730 1518
U.S.:  +1 (646) 291 8998
Fax:   +86 755 2674 3522

Safe Harbor Statement:

This press release includes certain statements that are not descriptions of historical facts, but are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These forward-looking statements may include statements about our proposed discussions related to our businesses such as businesses with Broadcom, Atmel and Freescale or growth strategy such as growth in digital media, telecommunications and industrial applications businesses, as well as our potential acquisitions which are subject to change. Such information is based upon expectations of our management that were reasonable when made, but may prove to be incorrect. All such assumptions are inherently subject to uncertainties and contingencies beyond our control and upon assumptions with respect to future business decisions, which are subject to change. For further descriptions of other risks and uncertainties, see our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 10-K, and our subsequent SEC filings. Copies of filings made with the SEC are available through the SEC's electronic data gathering analysis retrieval system (EDGAR) at www.sec.gov.

About Non-GAAP Financial Measures:

To supplement Cogo's consolidated financial results presented in accordance with GAAP, Cogo uses the following measures defined as Non-GAAP financial measures by the SEC: 1) Non-GAAP net income attributable to Cogo Group, Inc. which is net income attributable to Cogo Group, Inc. excluding share-based compensation expenses, amortization of intangible assets and related deferred taxation, redomestication costs and impairment of goodwill and 2) Non-GAAP diluted earnings per share attributable to Cogo Group, Inc., which is diluted earnings per share excluding share-based compensation expenses amortization of intangible assets and related deferred taxation, redomestication costs and impairment of goodwill. The presentation of these Non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these Non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of Non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

Cogo believes that these Non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses, amortization of intangible assets and related deferred taxation, redomestication costs and impairment of goodwill that may not be indicative of its operating performance from a cash perspective. Cogo believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These Non-GAAP financial measures also facilitate management's internal comparisons to Cogo's historical performance and liquidity. Cogo computes its Non-GAAP financial measures using the same consistent method from quarter to quarter.

Cogo believes these Non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using Non-GAAP net income attributable to Cogo Group, Inc., Non-GAAP diluted earnings per share attributable to Cogo Group, Inc., Non-GAAP income from operation and Non-GAAP operating margin is that these Non-GAAP measures exclude share-based compensation expenses and amortization of intangible assets and related deferred taxation that have been and will continue to be for the foreseeable future a recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each Non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to Non-GAAP financial measures.

Tables Attached

COGO GROUP, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31,
	2011	2011	2010
	USD	RMB	RMB
ASSETS
Current assets:
Cash	90,939	572,364	699,650
Pledged bank deposits	68,589	431,695	332,050
Accounts receivable, net	149,637	941,798	681,911
Bills receivable	6,338	39,889	31,001
Inventories	52,032	327,482	250,573
Income taxes receivable	307	1,932	2,478
Prepaid expenses and other receivables	8,184	51,507	49,338

Total current assets	376,026	2,366,667	2,047,001

Property and equipment, net	2,843	17,891	14,613
Intangible assets, net	24,485	154,105	83,499
Goodwill	—	—	175,436
Other assets	3,388	21,325	1,468

TOTAL ASSETS	406,742	2,559,988	2,322,017

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	19,311	121,538	63,283
Bank borrowings	135,724	854,234	505,888
Income taxes payable	2,549	16,046	16,153
Accrued expenses and other liabilities	3,590	22,593	15,581

Total current liabilities	161,174	1,014,411	600,905
Deferred tax liabilities	4,040	25,427	13,777

Total liabilities	165,214	1,039,838	614,682
Equity:
Common stock
Par value: USD0.01
Authorized: 200,000,000 shares
Issued: 42,309,285 shares in 2011 and 41,181,529 shares in 2010
Outstanding: 33,560,467 shares in 2011 and 35,848,764 shares in 2010	531	3,340	3,332
Additional paid in capital	219,660	1,382,521	1,315,806
Retained earnings	89,013	560,234	716,839
Accumulated other comprehensive loss	(20,378)	(128,254)	(117,479)

	288,826	1,817,841	1,918,498
Less cost of common stock in treasury, 8,748,818 shares in 2011 and 5,332,765 shares in 2010	(50,847)	(320,025)	(226,495)

Total Cogo Group, Inc. equity	237,979	1,497,816	1,692,003
Noncontrolling interests	3,549	22,334	15,332

Total equity	241,528	1,520,150	1,707,335

TOTAL LIABILITIES AND EQUITY	406,742	2,559,988	2,322,017

COGO GROUP, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in thousands, except share data)

	Year ended December 31,
	2011	2011	2010	2009
	USD	RMB	RMB	RMB
Net revenue
Product sales	564,737	3,554,401	2,554,991	2,066,815
Service revenue	—	—	34,527	29,401

	564,737	3,554,401	2,589,518	2,096,216
Cost of sales
Cost of goods sold	(501,598)	(3,157,009)	(2,194,901)	(1,771,166)
Cost of services	—	—	(27,971)	(23,716)
	(501,598)	(3,157,009)	(2,222,872)	(1,794,882)
Gross profit	63,139	397,392	366,646	301,334
Selling, general and administrative expenses	(29,883)	(188,083)	(191,855)	(124,842)
Research and development expenses	(16,149)	(101,639)	(77,888)	(67,504)
Provision for doubtful accounts	(369)	(2,325)	(2)	(35,992)
Net gain on settlement relating to the acquisition of Long Rise before goodwill impairment	—	—	43,676	—
Impairment loss of goodwill	(37,647)	(236,945)	(21,422)	—
Other operating income / (loss), net	(134)	(842)	463	116

Income / (loss) from operations	(21,043)	(132,442)	119,618	73,112
Interest expense	(3,202)	(20,152)	(9,407)	(1,963)
Interest income	2,372	14,928	14,693	14,490

Earnings / (loss) before income taxes and extraordinary item	(21,873)	(137,666)	124,904	85,639
Income tax expense	(1,836)	(11,553)	(11,849)	(9,207)

Income / (loss) before extraordinary item	(23,709)	(149,219)	113,055	76,432
Extraordinary item, net of nil tax	—	—	—	6,737

Net income / (loss)	(23,709)	(149,219)	113,055	83,169
Less net income attributable to noncontrolling interests	(1,174)	(7,386)	(680)	(2,945)

Net income / (loss) attributable to Cogo Group, Inc.	(24,883)	(156,605)	112,375	80,224

Earnings / (loss) per share attributable to Cogo Group, Inc.
Income / (loss) before extraordinary item	(0.67)	(4.22)	3.01	2.01
Extraordinary item	—	—	—	0.19

- Basic	(0.67)	(4.22)	3.01	2.20

Income / (loss) before extraordinary item	(0.67)	(4.22)	2.94	1.95
Extraordinary item	—	—	—	0.18

- Diluted	(0.67)	(4.22)	2.94	2.13
Weighted average number of common shares outstanding
- Basic		37,094,995	37,275,427	36,541,037
- Diluted		37,094,995	38,188,814	37,673,351
Amounts attributable to Cogo Group, Inc.
Income / (loss) before extraordinary item	(24,883)	(156,605)	112,375	73,487
Extraordinary item	—	—	—	6,737

Net income / (loss) attributable to Cogo Group, Inc.	(24,883)	(156,605)	112,375	80,224
Comprehensive income / (loss):
Net income / (loss)	(23,709)	(149,219)	113,055	83,169
Other comprehensive income / (loss), net of tax
Foreign currency translation adjustments	(1,773)	(11,159)	(10,486)	260

Comprehensive income / (loss)	(25,482)	(160,378)	102,569	83,429
Less comprehensive income, net of tax attributable to noncontrolling interests	(1,113)	(7,002)	(289)	(2,944)

Comprehensive income / (loss) attributable to Cogo Group, Inc.	(26,595)	(167,380)	102,280	80,485

COGO GROUP, INC.

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

FOR THE QUARTERS ENDED DECEMBER 31, 2011 AND 2010

(in millions, except share data)

	For the quarter ended Dec 31, 2011	For the quarter ended Dec 31, 2010
Net income/(loss)	USD	USD
GAAP net income/(loss) attributable to Cogo Group, Inc.	(35.8)	4.6
Share-based compensation expense	1.7	7.6
Amortization of intangible assets and related deferred taxation	0.9	0.4
Redomestication costs	0.2	—
Net gain on settlement relating to the acquisition of Long Rise before goodwill impairment		(6.6)
Impairment loss of goodwill	37.7	3.3
Non-GAAP net income attributable to Cogo Group, Inc.	4.7	9.3

Earnings/(loss) per share	$	$
GAAP net income/(loss) attributable to Cogo Group, Inc. per common share-Diluted	(0.99)	0.12
Share-based compensation expense per common share – Diluted	0.05	0.20
Amortization of intangible assets and related deferred taxation per common share – Diluted	0.02	0.01
Redomestication costs per common share – Diluted	0.01	—
Net gain on settlement relating to the acquisition of Long Rise before goodwill impairment per common share – Diluted	—	(0.17)
Impairment loss of goodwill per common share – Diluted	1.04	0.08

Non-GAAP net income attributable to Cogo Group, Inc. per common share-Diluted	0.13	0.24

COGO GROUP, INC.

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

FOR THE QUARTERS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, 2011

(in thousands, except share data)

	Q1	Q2	Q3	Q4	Total
	$'000	$'000	$'000	$'000	$'000

Net income/(loss)
GAAP net income (loss) attributable to Cogo Group, Inc.	4,132	4,170	2,296	(35,789)	(25,191)
Share-based compensation expenses	2,889	2,842	2,943	1,694	10,368
Amortization of intangible assets and related deferred taxation	800	1,466	613	949	3,828
Redomestication costs	-	-	-	187	187
Impairment loss of goodwill	-	-	-	37,647	37,647

Non-GAAP net income attributable to Cogo Group, Inc.	7,821	8,478	5,852	4,688	26,839

Income/(loss) from operation
GAAP income/(loss) from operations	5,047	5,253	3,346	(35,080)	(21,434)
Share-based compensation expenses	2,889	2,842	2,943	1,694	10,368
Amortization of intangible assets	958	1,646	734	1,115	4,453
Redomestication costs	-	-	-	187	187
Impairment loss of goodwill	-	-	-	37,647	37,647

Non-GAAP income from operation	8,894	9,741	7,023	5,563	31,221

Operating Margin
GAAP operating margin	4.8%	3.9%	2.3%	(20.6)%
Non-GAAP operating margin	8.5%	7.2%	4.8%	3.3%

Earnings (loss) per share	$	$	$	$
GAAP net income (loss) per common share - Diluted	0.11	0.11	0.06	(0.99)
Share-based compensation expenses per common share - Diluted	0.07	0.07	0.08	0.05
Amortization of intangible assets and related deferred taxation per common share - Diluted	0.02	0.04	0.02	0.02
Redomestication costs per common share - Diluted	-	-	-	0.01
Impairment loss of goodwill per common share - Diluted	-	-	-	1.04

Non-GAAP net income attributable to Cogo Group, Inc. per common share - Diluted	0.20	0.22	0.16	0.13

Weighted average number of common shares outstanding
Basic	37,994,774	38,078,756	36,317,706	36,007,539
Diluted	39,174,483	38,719,290	36,317,706	36,007,539